Exhibit 99.1

Manchester United plc

Interim report (unaudited) for the three months

ended 30 September 2013

Contents

Management’s discussion and analysis of financial condition and results of operations	2
Interim consolidated income statement for the three months ended 30 September 2013 and 2012	10
Interim consolidated statement of comprehensive income for the three months ended 30 September 2013 and 2012	11
Interim consolidated balance sheet as of 30 September 2013, 30 June 2013 and 30 September 2012	12
Interim consolidated statement of changes in equity for the three months ended 30 September 2013, the nine month period ended 30 June 2013 and the three month period ended 30 September 2012	14
Interim consolidated statement of cash flows for the three months ended 30 September 2013 and 2012	15
Notes to the interim consolidated financial statements	16

Manchester United plc

Management’s discussion and analysis of financial condition and results of operations

GENERAL INFORMATION AND FORWARD-LOOKING STATEMENTS

The following Management’s discussion and analysis of financial condition and results of operations should be read in conjunction with the interim consolidated financial statements and notes thereto included as part of this report. This report contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to Manchester United plc’s (“the Company”) operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this interim report are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Annual Report on Form 20-F for the year ended 30 June 2013, as filed with the Securities and Exchange Commission on 24 October 2013 (File No. 001-35627).

GENERAL

Manchester United is one of the most popular and successful sports team in the world, playing one of the most popular spectator sports on Earth. Through our 135-year heritage we have won 62 trophies, including a record 20 English league titles, enabling us to develop what we believe is one of the world’s leading sports brands and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, new media & mobile, broadcasting and matchday. We attract leading global companies such as Aon, General Motors (Chevrolet) and Nike that want access and exposure to our community of followers and association with our brand.

RESULTS OF OPERATIONS

Three months ended 30 September 2013 as compared to the three months ended 30 September 2012

	Unaudited three months ended 30 September (in £ millions)		% Change 2013 over
	2013	2012	2012
Revenue	98.5	76.3	29.1%
Commercial revenue	59.9	43.0	39.3%
Broadcasting revenue	19.3	13.7	40.9%
Matchday revenue	19.3	19.6	(1.5)%
Total operating expenses	(90.2)	(74.8)	20.6%
Employee benefit expenses	(52.9)	(40.3)	31.3%
Other operating expenses	(23.4)	(19.7)	18.8%
Depreciation	(2.0)	(1.9)	5.3%
Amortization of players’ registrations	(11.9)	(9.8)	21.4%
Exceptional items	—	(3.1)	—
Profit on disposal of players’ registrations	1.0	4.8	(79.2)%
Net finance costs	(9.8)	(12.4)	(21.0)%
Tax credit	0.2	26.5	(99.2)%

Revenue

Our consolidated revenue for the three months ended 30 September 2013 was £98.5 million, an increase of £22.2 million, or 29.1%, over the three months ended 30 September 2012, as a result of an increase in revenue in our Commercial and Broadcasting sectors, which was partially offset by a decrease in revenue in our Matchday sector, as described below.

Commercial revenue

Commercial revenue for the three months ended 30 September 2013 was £59.9 million, an increase of £16.9 million, or 39.3%, over the three months ended 30 September 2012.

•

Sponsorship revenue for the three months ended 30 September 2013 was £45.2 million, an increase of £17.4 million, or 62.6%, over the three months ended 30 September 2012, primarily due to a significant increase from the pre-season tour and higher renewals and activation of new global and regional sponsorships;

•

Retail, Merchandising, Apparel & Product Licensing revenue for the three months ended 30 September 2013 was £10.7 million, an increase of £1.3 million, or 13.8%, over the three months ended 30 September 2012, primarily due to additional profit share pursuant to the agreement with Nike; and

•

New Media & Mobile revenue for the quarter was £4.0 million, a decrease of £1.8 million, or 31.0%, over the prior year quarter, due to the expiration of some of our mobile partnerships which were not renewed as part of our digital media roadmap and strategy.

Broadcasting revenue

Broadcasting revenue for the three months ended 30 September 2013 was £19.3 million, an increase of £5.6 million, or 40.9%, over the three months ended 30 September 2012, due to increased revenue from the Premier League domestic and international rights agreements, one additional live Premier League game compared to the prior year quarter, and increases in share of UEFA Champions League fixed pool distributions as we finished 1st in the Premier League in season 2012/13 compared to 2nd in the 2011/12 season.

Matchday revenue

Matchday revenue for the three months ended 30 September 2013 was £19.3 million compared to £19.6 million for the three months ended 30 September 2012. The three months ended 30 September 2012 included one-off fees earned from the staging of Olympic Games football matches at Old Trafford. The three months ended 30 September 2013 included fees earned from participating in this season’s Community Shield match which we did not participate in last season.

Total operating expenses

Total operating expenses (defined as employee benefit expenses, other operating expenses, depreciation, amortisation of players’ registrations and exceptional items) for the three months ended 30 September 2013 were £90.2 million, an increase of £15.4 million, or 20.6%, over the three months ended 30 September 2012.

Employee benefit expenses

Employee benefit expenses for the three months ended 30 September 2013 were £52.9 million, an increase of £12.6 million, or 31.3%, over the three months ended 30 September 2012. This increase was primarily due to the full impact of prior period new player signings, contractual player wage increases and bonuses associated with the growth of our commercial business. The prior year period benefitted from a one-off receipt of £1.3 million in respect of players on International duty at Euro 2012.

Other operating expenses

Other operating expenses for the three months ended 30 September 2013 were £23.4 million, an increase of £3.7 million, or 18.8%, over the three months ended 30 September 2012. This increase was primarily due to increased pre-season tour travel costs, and higher gateshare payments to domestic cup opponents and sponsorship and marketing costs.

Depreciation

Depreciation for the three months ended 30 September 2013 was £2.0 million, an increase of £0.1 million, or 5.3%, over the three months ended 30 September 2012.

Amortization of players’ registrations

Amortization of players’ registrations for the three months ended 30 September 2013 was £11.9 million, an increase of £2.1 million, or 21.4%, over the three months ended 30 September 2012. The unamortized balance of players’ registrations at 30 September 2013 was £144.7 million.

Exceptional items

Exceptional items for the three months ended 30 September 2013 were £nil. Exceptional items for the three months ended 30 September 2012 were £3.1 million and related to professional advisor fees in connection with our initial public offering.

Profit on disposal of players’ registrations

Profit on disposal of players’ registrations for the three months ended 30 September 2013 was £1.0 million, a decrease of £3.8 million, or 79.2%, over the three months ended 30 September 2012.

Net finance costs

Net finance costs for the three months ended 30 September 2013 were £9.8 million, a decrease of £2.6 million, or 21.0%, over the three months ended 30 September 2012. The decrease was primarily due to a £4.1 million reduction in interest payable on secured borrowings and a £7.8 million reduction in premium paid and accelerated amortization related to senior secured note repurchases in the prior year period; partially offset by a £7.6 million gain on re-translation of our US dollar borrowings in the prior year period.

On 1 July 2013 we started hedging the foreign exchange risk on a portion of our future US dollar revenues using our US dollar borrowings as the hedging instrument. As a result, foreign exchange gains or losses arising on re-translation of our US dollar borrowings are now initially deferred in a hedging reserve in the balance sheet rather than recognised in the income statement immediately. These gains or losses will be subsequently reclassified into the income statement in the same accounting period and within the same income statement line (i.e. commercial revenue) as the underlying future US dollar revenues. This will reduce the foreign exchange volatility in our income statement.

More recently, we have entered into a floating to fixed interest rate swap on our $315.7 million secured term loan creating a maximum and minimum interest rate of approximately 4.1% and 2.8% respectively (subject to leverage grid) from 25 November 2013 for the remaining life of the facility.

Tax

The tax credit for the quarter was £0.2 million, compared to a credit of £26.5 million in the prior year quarter (which predominantly related to the recognition of a deferred tax asset for the US tax basis inherited from Red Football LP). There have been no changes to the estimates and judgements made in relation to the valuation of deferred tax assets since the June 2013 year end.

LIQUIDITY AND CAPITAL RESOURCES

Our primary cash requirements stem from the payment of transfer fees for the acquisition of players’ registrations, capital expenditure for the improvement of facilities at Old Trafford and the Aon Training Complex, payment of interest on our borrowings, employee benefit expenses and other operating expenses. Historically, we have met these cash requirements through a combination of operating cash flow and proceeds from the transfer fees from the sale of players’ registrations. Our existing borrowings primarily consist of our secured term loan facility and our senior secured notes, although we have in the past, and may from time to time in the future, repurchase our senior secured notes in open market transactions. Repurchased senior secured notes have been retired. Additionally, although we have not needed to draw any borrowings under our revolving credit facility since 2009, we have no intention of retiring our revolving credit facility and may draw on it in the future in order to satisfy our working capital requirements. We manage our cash flow interest rate risk where appropriate using interest rate swaps at contract lengths consistent with the repayment schedule of our long term borrowings. Such interest rate swaps have the economic effect of converting borrowings from floating to fixed rates. We have foreign exchange rate forward contracts outstanding that we use to hedge our Euro exposure relating to distributions from UEFA. We also have US dollar borrowings that we use to hedge our US dollar sponsorship revenue exposure.

Our business generates a significant amount of cash from our gate revenues and commercial contractual arrangements at or near the beginning of our fiscal year, with a steady flow of other cash received throughout the fiscal year. In addition, we generate a significant amount of our cash through advance receipts, including season tickets (which include general admission season tickets and seasonal hospitality tickets), most of which are received prior to the end of June for the following season. Our broadcasting revenue from the Premier League and UEFA are paid periodically throughout the season, with primary payments made in late summer, December, January and the end of the football season. Our sponsorship and other commercial revenue tends to be paid either quarterly or annually in advance. However, while we typically have a high cash balance at the beginning of each fiscal year, this is largely attributable to deferred revenue, the majority of which falls under current liabilities in the consolidated balance sheet, and this deferred revenue is unwound through the income statement over the course of the fiscal year. Over the course of a year, we use our cash on hand to pay employee benefit expenses, other operating expenses, interest payments and other liabilities as they become due. This typically results in negative working capital movement at certain times during the year. In the event it ever became necessary to access additional operating cash, we also have access to cash through our revolving credit facility. As of 30 September 2013, we had no borrowings under our revolving credit facility.

Pursuant to our contract with Nike, we are entitled to share in the cumulative net profits (incremental to the guaranteed sponsorship and licensing fees) generated by Nike from the licensing, merchandising and retail operations. The annual installment Nike pays us in respect of the £303 million in minimum guaranteed sponsorship and licensing fees can be affected each year by the level of cumulative profits generated. Nike is required to pay us the cumulative profit share in cash as the first installment of the minimum guarantee in each fiscal year, with the balance (up to the portion of the minimum guarantee for that year) paid to us in equal quarterly installments. In the event the cumulative profit share paid to us in the first installment exceeds the portion of the minimum guarantee for that year, no additional payments are made for the remainder of the year. The excess of the amount received in cash from Nike above the minimum guarantee, if any, for any particular year is deemed to be the amount of cumulative profit retained in a particular year. At the end of the contract, we will receive a cash payment equal to the cumulative profit not previously retained, as described above. We are currently accruing cumulative profit share revenue on our balance sheet that will be paid to us by Nike at the end of the contract, in 2015.

Our cost base is more evenly spread throughout the fiscal year than our cash inflows. Employee benefit expenses and fixed costs constitute the majority of our cash outflows and are generally paid throughout the 12 months of the fiscal year. Our working capital levels tend to be at their lowest in November, in advance of Premier League and UEFA broadcasting receipts in December.

In addition, transfer windows for acquiring and disposing of players’ registrations occur in January and the summer. During these periods, we may require additional cash to meet our acquisition needs for new players and we may generate additional cash through the sale of existing players’ registrations. Depending on the terms of the agreement, transfer fees may be paid or received by us in multiple installments, resulting in deferred cash paid or received. Although we have not historically drawn on our revolving credit facility during the summer transfer window, if we seek to acquire players with values substantially in excess of the values of players we seek to sell, we may be required to draw on our revolving credit facility to meet our cash needs.

Acquisition and disposal of players’ registrations also affects our current trade receivables and payables, which affects our overall working capital. Our current trade receivables include accrued income from sponsors as well as transfer fees receivable from other football clubs, whereas our trade payables include transfer fees and other associated costs in relation to the acquisition of players’ registrations.

Cash Flow

The following table summarizes our cash flows for the three months ended 30 September 2013 and 2012:

	Unaudited three months ended 30 September (in £ millions)
	2013	2012
Cash flows from operating activities
Cash generated from operations	32.7	33.9
Interest paid	(9.1)	(24.5)
Interest received	0.1	0.1
Income tax paid	(0.5)	(0.2)
Net cash generated from operating activities	23.2	9.3
Cash flows from investing activities
Purchases of property, plant and equipment	(4.1)	(3.4)
Purchases of players’ registrations	(33.5)	(34.9)
Proceeds from sale of players’ registrations	6.7	5.4
Net cash used in investing activities	(30.9)	(32.9)
Cash flows from financing activities
Proceeds from issue of shares	—	70.3
Repayment of borrowings	(0.1)	(62.8)
Net cash (used in)/ generated from financing activities	(0.1)	7.5
Net decrease in cash and cash equivalents	(7.8)	(16.1)

Net cash generated from operating activities

Net cash generated from operations represents our operating results and net movements in our working capital. Our working capital is generally impacted by the timing of cash received from the sale of tickets and hospitality and other matchday revenues, broadcasting revenue from the Premier League and UEFA and sponsorship and commercial revenue. Cash generated from operations for the three months ended 30 September 2013 produced a cash inflow of £32.7 million, a decrease of £1.2 million from a cash inflow of £33.9 million for the three months ended 30 September 2012.

Additional changes in net cash generated from operating activities generally reflect our finance costs. We currently pay variable rates of interest on our secured term loan facility and fixed rates of interest on our senior secured notes. Net cash generated from operating activities for the three months ended 30 September 2013 was £23.2 million, an increase of £13.9 million compared to net cash generated from operating activities of £9.3 million for the three months ended 30 September 2012.

Net cash used in investing activities

Capital expenditure for the acquisition of players as well as for improvements to property, principally at Old Trafford and the Aon Training Complex, are funded through cash flow generated from operations, proceeds from the sale of players’ registrations and, if necessary, from our revolving credit facility. Capital expenditure on the acquisition, disposal and trading of players’ registrations tends to vary significantly from year to year depending on the requirements of our first team, overall availability of players, our assessment of their relative value and competitive demand for players from other clubs. By contrast, capital expenditure on the purchase of property, plant and equipment tends to remain relatively stable as we continue to make improvements at Old Trafford and invest in the expansion of our training facility, the Aon Training Complex.

Net cash used in investing activities for the three months ended 30 September 2013 was £30.9 million, a decrease of £2.0 million from £32.9 million for the three months ended 30 September 2012.

For the three months ended 30 September 2013, net property, plant and equipment capital expenditure was £4.1 million, an increase of £0.7 million from net property, plant and equipment capital expenditure of £3.4 million for the three months ended 30 September 2012.

For the three months ended 30 September 2013, net player capital expenditure was £26.8 million, a decrease of £2.7 million from net player capital expenditure of £29.5 million for the three months ended 30 September 2012.

Net cash (used in)/generated from financing activities

Net cash used in financing activities for the three months ended 30 September 2013 was £0.1 million, a decrease of £7.6 million from net cash generated of £7.5 million for the three months ended 30 September 2012. In the prior year period the Company raised £70.3 million from our IPO, the proceeds of which were used to repurchase a portion of our US dollar denominated senior secured notes, comprising a principal value of £62.6 million and a premium on repurchase of £5.3 million.

Indebtedness

Our primary sources of indebtedness consist of our secured term loan facility and our senior secured notes. As part of the security for our secured term loan facility, our senior secured notes and our revolving credit facility, substantially all of our assets are subject to liens and mortgages.

Description of principal indebtedness

Secured term loan facility

Our wholly-owned finance subsidiary, MU Finance plc, has a secured term loan facility with Bank of America, N.A. As of 30 September 2013 we had the sterling equivalent of £191.8 million (net of unamortized issue costs of £3.2 million) outstanding under our secured term loan facility. The outstanding principal amount was $315.7 million.

We have the option, subject to certain conditions, to repay the secured term loan facility at any time, with scheduled repayments of 2.5% per annum of the initial $315.7 million loan (first payable in June 2014) with an additional repayment of up to an incremental 2.5% per annum (for a total of up to 5.0% per annum) depending on the level of excess cash flow generated by us (likely to be first payable in October 2014). The remaining balance of the loan is repayable on 21 June 2018. Amounts repaid may not be reborrowed.

Loans under the secured term loan facility bear interest at a rate per annum equal to LIBOR plus the applicable margin. The applicable margin means 2.75% per annum, except if no event of default has occurred and is continuing, it means the following:

Total net leverage ratio (as defined in the secured term loan facility agreement)	Margin % (per annum)
Greater than 4.0	2.75
Greater than 3.5 but less than or equal to 4.0	2.50
Greater than 3.0 but less than or equal to 3.5	2.25
Greater than 2.5 but less than or equal to 3.0	2.00
Greater than 2.0 but less than or equal to 2.5	1.75
Less than or equal to 2.00	1.50

Our secured term loan facility is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, Manchester United Football Club Limited and MU Finance plc and secured against the assets of those entities.

The secured term loan facility contains a financial maintenance covenant (identical to the covenant contained in the revolving credit facility) requiring us to maintain consolidated EBITDA of not less than £65 million for each 12 month testing period. We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive years) during the life of the secured term loan facility if we fail to qualify for the Champions League.

Senior secured notes

Our senior secured notes initially consisted of two tranches: £250 million 8 3/4% senior secured notes due 2017 and $425 million 8 3/8% senior secured notes due 2017. Our senior secured notes were issued by our wholly-owned finance subsidiary, MU Finance plc, and are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited and Manchester United Football Club Limited and are secured against all of the assets of Red Football Limited and each of the guarantors.

The indenture governing our senior secured notes contains customary covenants and restrictions on the activities of Red Football Limited and each of Red Football Limited’s subsidiaries, including, but not limited to, the incurrence of additional indebtedness; dividends or distributions in respect of capital stock or certain other restricted payments or investments; entering into agreements that restrict distributions from restricted subsidiaries; the sale or disposal of assets, including capital stock of restricted subsidiaries; transactions with affiliates; the incurrence of liens; and mergers, consolidations or the sale of substantially all of Red Football Limited’s assets. The covenants in the indenture governing our senior secured notes are subject to certain thresholds and exceptions described in the indenture governing our senior secured notes.

As of 30 September 2013 the total amount of senior secured notes outstanding was the sterling equivalent of £160.5 million (net of unamortized discounts and issue costs of £5.7 million). The outstanding principal amount was $269.2 million.

Revolving credit facility

Our revolving credit facility agreement allows Manchester United Limited and Manchester United Football Club Limited to borrow up to £75 million from a syndicate of lenders and J.P. Morgan Europe Limited as agent and security trustee. The facility consists of two individual facilities of £50 million and £25 million. As of 30 September 2013, we had no outstanding borrowings and had £75 million in borrowing capacity under our revolving credit facility agreement.

Our revolving credit facility is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, Manchester United Football Club Limited and MU Finance plc and secured against the assets of those entities.

Alderley facility

The Alderley facility consists of a bank loan to Alderley Urban Investments Limited, a subsidiary of Manchester United Limited. The loan attracts interest at LIBOR plus 1%. As of 30 September 2013, £6.4 million was outstanding under the Alderley facility, £2.2 million of the loan is repayable in quarterly installments through July 2018, and the remaining balance of £4.2 million is repayable at par on 9 July 2018. The loan is secured against the Manchester International Freight Terminal which is owned by Alderley Urban Investments Limited.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not conduct research and development activities.

OFF BALANCE SHEET ARRANGEMENTS

Transfer fees payable

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts would be payable by us if certain specific performance conditions are met. As noted above, we estimate the fair value of any contingent consideration at the date of acquisition based on the probability of conditions being met and monitor this on an ongoing basis. A provision of £0.7 million relating to this contingent consideration has been recognized on our balance sheet as of 30 September 2013, and the maximum additional amount that could be payable as of that date is £20.4 million.

Transfer fees receivable

Similarly, under the terms of contracts with other football clubs for player transfers, additional amounts would be payable to us if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Company when probable and recognised when virtually certain. As of 30 September 2013, we do not believe receipt of any such amounts to be probable.

Other commitments

In the ordinary course of business, we enter into operating lease commitments and capital commitments. These transactions are recognised in the consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and are more fully disclosed therein.

As of 30 September 2013, we had not entered into any other off-balance sheet transactions.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations

The following table summarizes our contractual obligations as of 30 September 2013:

	Payments due by period(1)
	Less than 1 year	1-3 years	3-5 years	More than five years	Total
	(in £ thousands)
Long-term debt obligations(2)	26,474	63,482	374,897	—	464,853
Finance lease obligations	—	—	—	—	—
Operating lease obligations(3)	2,677	2,331	178	4,254	9,440
Purchase obligations(4)	66,659	16,903	1,436	1,214	86,212
Other long-term liabilities	—	—	—	—	—
Total	95,810	82,716	376,511	5,468	560,505

(1)             This table reflects contractual non-derivative financial obligations including interest and operating lease payments and therefore differs from the carrying amounts in our consolidated financial statements.

(2)            As of 30 September 2013, we had $315.7 million of our secured term loan facility outstanding, $269.2 million of our 8 3/8% US dollar senior secured notes outstanding, and £6.4 million outstanding under the Alderley facility.

(3)             We enter into operating leases in the normal course of business. Most lease arrangements provide us with the option to renew the leases at defined terms. The future operating lease obligations would change if we were to exercise these options, or if we were to enter into additional new operating leases.

(4)             Purchase obligations include current other payable obligations, including obligations payable in the year ended 30 September 2014 related to the acquisition of players’ registrations and capital commitments.

Except as disclosed above and in note 28.3 to the unaudited interim consolidated financial statements as of and for the three months ended 30 September 2013 included elsewhere in this interim report, as of 30 September 2013, we did not have any material contingent liabilities or guarantees.

Manchester United plc

Interim consolidated income statement

		Unaudited three months ended 30 September
	Note	2013 £’000	2012 £’000
Revenue	6	98,521	76,316
Operating expenses	7	(90,208)	(74,811)
Profit on disposal of players’ registrations		996	4,818
Operating profit		9,309	6,323
Finance costs		(9,838)	(12,476)
Finance income		59	89
Net finance costs	9	(9,779)	(12,387)
Loss on ordinary activities before tax		(470)	(6,064)
Tax credit	10	177	26,532
(Loss)/profit for the period		(293)	20,468

Attributable to:
Owners of the parent		(293)	20,386
Non-controlling interest		—	82
		(293)	20,468

(Loss)/earnings per share attributable to owners of the parent during the period
Basic and diluted (loss)/earnings per share (pence)	11	(0.18)	12.73

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of comprehensive income

		Unaudited three months ended 30 September
	Note	2013 £’000	2012 £’000
(Loss)/profit for the period		(293)	20,468
Items that may subsequently be reclassified to the income statement:
Other comprehensive income:
Fair value movements on cash flow hedges, net of tax	10	16,111	125
Exchange gain on translation of overseas subsidiary	10	34	27
Other comprehensive income for the period, net of tax		16,145	152
Total comprehensive income for the period		15,852	20,620

Attributable to:
Owners of the parent		15,852	20,538
Non-controlling interest		—	82
		15,852	20,620

Items in the statement above are disclosed net of tax. The tax relating to each component of other comprehensive income is disclosed in note 10.

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated balance sheet

	Note	Unaudited 30 September 2013 £’000	Audited 30 June 2013 £’000	Unaudited 30 September 2012 £’000
ASSETS
Non-current assets
Property, plant and equipment	13	256,244	252,808	250,479
Investment property	14	14,051	14,080	14,169
Goodwill	15	421,453	421,453	421,453
Players’ registrations	16	144,680	119,947	135,634
Trade and other receivables	18	241	1,583	1,500
Deferred tax asset	25	139,434	145,128	24,589
		976,103	954,999	847,824
Current assets
Derivative financial instruments	17	882	260	1,228
Trade and other receivables	18	64,292	68,619	69,887
Current tax receivable	19	—	—	3,551
Cash and cash equivalents		83,602	94,433	52,527
		148,776	163,312	127,193
Total assets		1,124,879	1,118,311	975,017

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated balance sheet (continued)

	Note	Unaudited 30 September 2013 £’000	Audited 30 June 2013 £’000	Unaudited 30 September 2012 £’000
EQUITY AND LIABILITIES
Equity
Share capital	20	52	52	52
Share premium		68,822	68,822	68,666
Merger reserve		249,030	249,030	249,030
Hedging reserve		16,342	231	791
Retained earnings		129,949	129,825	8,069
Equity attributable to owners of the Company		464,195	447,960	326,608
Non-controlling interest		—	—	(1,921)
		464,195	447,960	324,687
Non-current liabilities
Derivative financial instruments	17	1,649	1,337	1,701
Trade and other payables	21	18,014	18,413	23,232
Borrowings	22	353,476	377,474	353,966
Deferred revenue	23	18,023	17,082	7,131
Provisions	24	845	988	1,247
Deferred tax liabilities	25	14,913	17,168	25,608
		406,920	432,462	412,885
Current liabilities
Derivative financial instruments	17	571	29	—
Current tax liabilities		5,472	900	1,128
Trade and other payables	21	72,929	78,451	79,437
Borrowings	22	7,571	11,759	5,740
Deferred revenue	23	166,757	146,278	150,714
Provisions	24	464	472	426
		253,764	237,889	237,445
Total equity and liabilities		1,124,879	1,118,311	975,017

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of changes in equity

	Share capital £’000	Share premium £’000	Merger reserve £’000	Hedging reserve £’000	Retained earnings £’000	Total attributable to owners of the parent £’000	Non- controlling interest £’000	Total equity £’000
Balance at 1 July 2012 (audited)	50	25	249,030	666	(12,671)	237,100	(2,003)	235,097
Profit for the period	—	—	—	—	20,386	20,386	82	20,468
Cash flow hedges, net of tax	—	—	—	125	—	125	—	125
Currency translation differences	—	—	—	—	27	27	—	27
Total comprehensive income for the period	—	—	—	125	20,413	20,538	82	20,620
Equity-settled share-based payments	—	—	—	—	327	327	—	327
Proceeds from shares issued	2	70,256	—	—	—	70,258	—	70,258
Expenses directly attributable to issue of shares	—	(1,615)	—	—	—	(1,615)	—	(1,615)
Balance at 30 September 2012 (unaudited)	52	68,666	249,030	791	8,069	326,608	(1,921)	324,687
Profit for the period	—	—	—	—	125,864	125,864	87	125,951
Cash flow hedges, net of tax	—	—	—	(560)	—	(560)	—	(560)
Currency translation differences	—	—	—	—	(115)	(115)	—	(115)
Total comprehensive (loss)/income for the period	—	—	—	(560)	125,749	125,189	87	125,276
Equity-settled share-based payments	—	—	—	—	505	505	—	505
Expenses directly attributable to issue of shares	—	156	—	—	—	156	—	156
Acquisition of non-controlling interest in MUTV Limited	—	—	—	—	(4,498)	(4,498)	1,834	(2,664)
Balance at 30 June 2013 (audited)	52	68,822	249,030	231	129,825	447,960	—	447,960
Loss for the period	—	—	—	—	(293)	(293)	—	(293)
Cash flow hedges, net of tax	—	—	—	16,111	—	16,111	—	16,111
Currency translation differences	—	—	—	—	34	34	—	34
Total comprehensive income/(loss) for the period	—	—	—	16,111	(259)	15,852	—	15,852
Equity-settled share-based payments	—	—	—	—	383	383	—	383
Balance at 30 September 2013 (unaudited)	52	68,822	249,030	16,342	129,949	464,195	—	464,195

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of cash flows

		Unaudited three months ended 30 September
	Note	2013 £’000	2012 £’000
Cash flows from operating activities
Cash generated from operations	26	32,770	33,883
Interest paid		(9,146)	(24,503)
Debt finance costs relating to borrowings		(19)	—
Interest received		59	85
Income tax paid		(487)	(202)
Net cash generated from operating activities		23,177	9,263
Cash flows from investing activities
Purchases of property, plant and equipment		(4,093)	(3,396)
Purchases of players’ registrations		(33,450)	(34,897)
Proceeds from sale of players’ registrations		6,655	5,364
Net cash used in investing activities		(30,888)	(32,929)
Cash flows from financing activities
Proceeds from issue of shares		—	70,258
Repayment of borrowings		(91)	(62,704)
Net cash (used in)/generated from financing activities		(91)	7,554
Net decrease in cash and cash equivalents		(7,802)	(16,112)
Cash and cash equivalents at beginning of period		94,433	70,603
Exchange losses on cash and cash equivalents		(3,029)	(1,964)
Cash and cash equivalents at end of period		83,602	52,527

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

1              General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time. The Company’s shares are listed on the New York Stock Exchange under the symbol “MANU”.

These financial statements are presented in pounds sterling and all values are rounded to the nearest thousand (£’000) except when otherwise indicated.

These interim consolidated financial statements were approved for issue on 13 November 2013.

2              Basis of preparation

The interim consolidated financial statements of Manchester United plc have been prepared on a going concern basis and in accordance with International Accounting Standard 34 “Interim Financial Reporting”. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended 30 June 2013, as filed with the Securities and Exchange Commission on 24 October 2013, contained within the Company’s Annual Report on Form 20-F, which were prepared in accordance with International Financial Reporting Standards (“IFRSs”), as issued by the International Accounting Standards Board (“IASB”) and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations. The report of the auditors on those financial statements was unqualified and did not contain an emphasis of matter paragraph. The results of operations for the interim periods should not be considered indicative of results to be expected for the full fiscal year.

Out of period adjustments

The interim consolidated financial statements for the three months ended 30 September 2013 include certain out of period adjustments which are not considered material to the prior year financial statements.  The details of these items, which result in a net charge to the income statement in the period of £0.2 million, are outlined below:

•             A credit of £0.7 million related to the recognition of fair value movements on embedded foreign exchange derivatives from the prior period.

•             A charge of £0.9 million related to a tax adjustment in respect of the prior year.

3              Accounting policies

The accounting policies adopted are consistent with those of the previous financial year, except as described below.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

New and amended standards adopted by the Group

The Group has adopted the following new and amended IFRS standards for the first time for the financial year beginning on 1 July 2013. None of these had a material impact on the interim consolidated financial statements of the Group.

•                  Amendment to IFRS 7, “Financial instruments: Disclosures”

•                  IAS 19 (revised 2011), “Employee benefits”

•                  IAS 27 (revised 2011), “Separate financial statements”

•                  Annual improvements to IFRSs 2011

•                  IFRS 10, “Consolidated financial statements”

•                  IFRS 12, “Disclosures of interests in other entities”

•                  IFRS 13, “Fair value measurement”.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

3              Accounting policies (continued)

New and amended standards and interpretations issued but not yet adopted

The following new standards, amendments to standards and interpretations are not yet effective and have not been applied in preparing these interim consolidated financial statements. Adoption may affect the disclosures in the Group’s financial statements in the future. The adoption of these standards, amendments and interpretations is not expected to have a material impact on the consolidated financial statements of the Group.

•                      Amendment to IAS 32, “Financial Instruments: Presentation”

•                      IFRS 9, “Financial instruments”

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Group.

4              Estimates

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the interim consolidated financial statements are considered to be impairment of goodwill and non-current assets, intangible assets — players’ registrations, revenue recognition - estimates in certain commercial contracts, revenue recognition — commercial contracts with multiple elements, and recognition of deferred tax assets.

In preparing these interim consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 30 June 2013, with the exception of changes in estimates that are required in determining the provision for income taxes. There have been no changes to the estimates and judgements in relation to the valuation of deferred tax assets since the June 2013 year end.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

5              Seasonality of revenue

We experience seasonality in our revenue and cash flow, limiting the overall comparability of interim financial periods. In any given interim period, our total revenue can vary based on the number of games played in that period, which affects the amount of Matchday and Broadcasting revenue recognised. Similarly, certain of our costs are derived from hosting games at Old Trafford, and these costs will also vary based on the number of games played in the period. We historically recognize the most revenue in our second and third fiscal quarters due to the scheduling of matches. However, a strong performance by our first team in the Champions League and domestic cups could result in significant additional Broadcasting and Matchday revenue, and consequently we may also recognize the most revenue in our fourth fiscal quarter in those years.

Commercial revenue comprises revenue receivable from the exploitation of the Manchester United brand through sponsorship and other commercial agreements, including minimum guaranteed revenue, and fees for the Manchester United first team undertaking tours. For sponsorship contracts any additional revenue receivable over and above the minimum guaranteed revenue contained in the sponsorship and licensing agreements is taken to revenue when a reliable estimate of the future performance of the contract can be obtained and it is probable that the amounts will not be recouped by the sponsor in future years. Revenue is recognized over the term of the sponsorship agreement in line with the performance obligations included within the contract and based on the sponsorship benefits enjoyed by the individual sponsor. In instances where the sponsorship benefits remain the same over the duration of the contract, revenue is recognised on a straight-line basis. In respect of contracts with multiple elements, the Group allocates the total consideration receivable to each separately identifiable element based on their relative fair values, and then recognizes the allocated revenue on a straight-line basis over the relevant period of each element. Additional profit share recognized in the period amounted to £3.9 million, cumulative £34.0 million (2012: £2.6 million, cumulative £15.6 million). Revenue relating to commercial contracts with multiple elements recognized in the period amounted to £3.3 million (2012: £2.2 million).

Broadcasting rights revenue represents revenue receivable from all UK and overseas media contracts, including contracts negotiated centrally by the FA Premier League and UEFA. In addition, broadcasting rights revenue includes revenue receivable from the exploitation of Manchester United media rights through the internet or wireless applications. Distributions from the FA Premier League comprise a fixed element (which is recognized evenly as domestic home matches are played), facility fees for live coverage and highlights of domestic home and away matches (which are recognized when the respective match is played), and merit awards (which are only recognized when they are known at the end of the football season). Distributions from UEFA relating to participation in European cup competitions comprise market pool payments (which are recognized over the matches played in the competition, a portion of which reflects Manchester United’s performance relative to the other FA Premier League clubs in the competition) and fixed amounts for participation in individual matches (which are recognized when the matches are played).

Matchday revenue is recognized based on matches played throughout the year with revenue from each match being recognized only after the match to which the revenue relates has been played. Revenue from related activities such as Conference and Events or the Museum is recognized as the event or service is provided or the facility is enjoyed. Matchday revenue includes revenue receivable from all domestic and European match day activities from Manchester United games at Old Trafford, together with the Group’s share of gate receipts from cup matches not played at Old Trafford (where applicable), and fees for arranging other events at the Old Trafford stadium. The share of gate receipts payable to the other participating club and competition organiser for cup matches played at Old Trafford (where applicable) is treated as an operating expense.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

6              Segment information

The principal activity of the Group is the operation of a professional football club. All of the activities of the Group support the operation of the football club and the success of the first team is critical to the on-going development of the Group. Consequently the Chief Operating Decision Maker (being the Board and Executive Officers of Manchester United plc) regards the Group as operating in one material segment, being the operation of a professional football club.

Revenue, all of which arises within the United Kingdom from the Group’s principal activity, can be analysed into its three main components as follows:

	Unaudited three months to 30 September 2013 £’000	Unaudited three months to 30 September 2012 £’000
Commercial	59,857	43,030
Broadcasting	19,330	13,722
Matchday	19,334	19,564
	98,521	76,316

All non-current assets, other than US deferred tax assets, are held within the United Kingdom.

7             Operating expenses

	Unaudited three months to 30 September 2013 £’000	Unaudited three months to 30 September 2012 £’000
Employee benefit expenses	(52,934)	(40,272)
Other operating expenses	(23,387)	(19,701)
Depreciation - property, plant and equipment (note 13)	(1,954)	(1,887)
Depreciation - investment property (note 14)	(29)	(30)
Amortization of players’ registrations (note 16)	(11,904)	(9,823)
Exceptional items (note 8)	—	(3,098)
	(90,208)	(74,811)

8              Exceptional items

	Unaudited three months to 30 September 2013 £’000	Unaudited three months to 30 September 2012 £’000
Professional adviser fees relating to public offer of shares	—	(3,098)

Professional adviser fees relating to a public offer of shares are recognized as an expense when they are not directly attributable to the issue of new shares.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

9                                         Net finance costs

	Unaudited three months to 30 September 2013 £’000	Unaudited three months to 30 September 2012 £’000
Interest payable on bank loans, overdrafts and deferred element of terminated interest rate swap	(688)	(733)
Foreign exchange loss on US dollar denominated bank accounts	(3,029)	(1,964)
Interest payable on secured term loan facility and senior secured notes	(4,916)	(9,053)
Amortization of issue discount, debt finance and debt issue costs on secured term loan facility and senior secured notes	(296)	(3,072)
Premium on repurchase of senior secured notes (see note 22)	—	(5,244)
Foreign exchange gain on US dollar denominated secured term loan facility and senior secured notes(1)	—	7,644
Unwinding of discount factors relating to onerous lease provision and player transfer fees	(25)	(38)
Fair value movement on derivative financial instruments:
Embedded foreign exchange derivatives	(981)	—
Interest rate swaps	97	(16)
Total finance costs	(9,838)	(12,476)
Total finance income - interest receivable	59	89
Net finance costs	(9,779)	(12,387)

(1) On 1 July 2013 the Group started hedging the foreign exchange risk on a portion of future US dollar revenues using the Group’s US dollar borrowings as the hedging instrument. As a result, foreign exchange gains or losses arising on re-translation of the Group’s US dollar borrowings are now initially recognized in other comprehensive income, rather than recognized in the income statement immediately. Amounts previously recognized in other comprehensive income and accumulated in a hedging reserve are subsequently reclassified into the income statement in the same accounting period, and within the same income statement line (i.e. commercial revenue), as the underlying future US dollar revenues. This will reduce foreign exchange volatility in the consolidated income statement.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

10                                  Tax

	Unaudited three months to 30 September 2013 £’000	Unaudited three months to 30 September 2012 £’000
Current tax
Current tax on result for the period	1	—
Foreign tax suffered	—	(203)
Adjustment in respect of previous years	—	1,051
Total current tax (expense)/credit	1	848
Deferred tax
Origination and reversal of timing differences	1,041	675
Adjustment in respect of previous years	(865)	2,009
Recognition of deferred tax asset as a result of change in tax base	—	23,000
Total deferred tax credit	176	25,684
Total tax credit	177	26,532

Tax is recognised based on management’s estimate of the weighted average annual tax rate expected for the full financial year. Based on current forecasts, the estimated weighted average annual tax rate used for the year to 30 June 2014 is 37.6%.

In addition to the amount credited to the income statement, the following amounts relating to tax have been recognised directly in other comprehensive income:

	Unaudited three months to 30 September 2013			Unaudited three months to 30 September 2012
	Before tax £’000	Tax £’000	After tax £’000	Before tax £’000	Tax £’000	After tax £’000
Arising on income and expenses recognised in other comprehensive income:
Movements in fair value of financial instruments treated as cash flow hedges	24,786	(8,675)	16,111	150	(25)	125
Exchange gain on translation of overseas subsidiary	34	—	34	27	—	27
Other comprehensive income/(expense)	24,820	(8,675)	16,145	177	(25)	152
Current tax		(5,060)			—
Deferred tax (note 25)		(3,615)			(25)
	—	(8,675)	—	—	(25)	—

Manchester United plc

Notes to the interim consolidated financial statements (continued)

11                                  Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares in issue during the period. The Company did not have any dilutive shares during the period (2012: none).

	Unaudited 30 September 2013	Unaudited 30 September 2012
(Loss)/profit attributable to owners of the parent (£’000)	(293)	20,386
Weighted average Class A ordinary shares (thousands)	39,819	36,134
Weighted average Class B ordinary shares (thousands)	124,000	124,000
Basic and diluted (loss)/earnings per share (pence)	(0.18)	12.73

12                                  Dividends

No dividend has been paid by the Company during the three month period ended 30 September 2013 (three months ended 30 September 2012: £nil) and the directors are not proposing to pay a dividend relating to the period ended 30 September 2013.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

13                                  Property, plant and equipment

	Freehold property £’000	Plant and machinery£ ’000	Fixtures and fittings £’000	Total £’000
Cost
At 1 July 2013	270,057	36,177	29,362	335,596
Additions	98	1,223	4,069	5,390
At 30 September 2013	270,155	37,400	33,431	340,986
Accumulated depreciation
At 1 July 2013	33,556	30,748	18,484	82,788
Charge for the period	831	501	622	1,954
At 30 September 2013	34,387	31,249	19,106	84,742
Net book amount
At 30 September 2013 (unaudited)	235,768	6,151	14,325	256,244
At 30 June 2013 (audited)	236,501	5,429	10,878	252,808

Cost
At 1 July 2012	264,505	35,845	25,544	325,894
Additions	3,049	108	1,343	4,500
At 30 September 2012	267,554	35,953	26,887	330,394
Accumulated depreciation
At 1 July 2012	30,230	31,204	16,594	78,028
Charge for the period	876	425	586	1,887
At 30 September 2012	31,106	31,629	17,180	79,915
Net book amount
At 30 September 2012 (unaudited)	236,448	4,324	9,707	250,479

Manchester United plc

Notes to the interim consolidated financial statements (continued)

14                                  Investment property

Total £’000
Cost
At 1 July 2013	19,128
Additions	—
At 30 September 2013	19,128
Accumulated depreciation and impairment
At 1 July 2013	5,048
Charge for the period	29
At 30 September 2013	5,077
Net book amount
At 30 September 2013 (unaudited)	14,051
At 30 June 2013 (audited)	14,080

Cost
At 1 July 2012	19,126
Additions	2
At 30 September 2012	19,128
Accumulated depreciation and impairment
At 1 July 2012	4,929
Charge for the period	30
At 30 September 2012	4,959
Net book amount
At 30 September 2012 (unaudited)	14,169

Investment properties were externally valued as at 30 June 2013 in accordance with UK practice statements contained within the Royal Institute of Chartered Surveyors Valuations Standards, 6th edition. The valuation supported the carrying amount as of 30 June 2013 and consequently there were no changes to the net book amount. Management has considered the carrying amount of investment property as of 30 September 2013 and concluded that, as there are no indicators of impairment, an impairment test is not required.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

15                       Goodwill

Total £’000
Cost and net book value at 30 September 2013 (unaudited), 30 June 2013 (audited) and 30 September 2012 (unaudited)	421,453

Goodwill is not subject to amortisation and is tested annually for impairment (normally at the end of the third fiscal quarter) or more frequently if events or changes in circumstances indicate a potential impairment. Management has considered the carrying amount of goodwill as of 30 September 2013 and concluded that, as there are no indicators of impairment, a detailed impairment test is not required. Having assessed the future anticipated cash flows, management believes that any reasonably possible changes in key assumptions would not result in an impairment of goodwill.

16                       Players’ registrations

Total £’000
Cost
At 1 July 2013	317,745
Additions	36,637
Disposals	(327)
At 30 September 2013	354,055
Accumulated amortisation
At 1 July 2013	197,798
Charge for the period	11,904
Disposals	(327)
At 30 September 2013	209,375
Net book amount
At 30 September 2013 (unaudited)	144,680
At 30 June 2013 (audited)	119,947

Cost
At 1 July 2012	306,817
Additions	34,951
Disposals	(38,490)
At 30 September 2012	303,278
Accumulated amortisation
At 1 July 2012	194,418
Charge for the period	9,823
Disposals	(36,597)
At 30 September 2012	167,644
Net book amount
At 30 September 2012 (unaudited)	135,634

Manchester United plc

Notes to the interim consolidated financial statements (continued)

17                       Derivative financial instruments

	Unaudited 30 September 2013		Audited 30 June 2013		Unaudited 30 September 2012
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	£’000	£’000	£’000	£’000	£’000	£’000
Derivatives that are designated and effective as hedging instruments carried at fair value:
Forward foreign exchange contracts	882	—	260	(29)	1,228	—
Financial instruments carried at fair value through profit or loss:
Embedded foreign exchange derivatives	—	(981)	—	—	—	—
Interest rate swaps	—	(1,239)	—	(1,337)	—	(1,701)
	882	(2,220)	260	(1,366)	1,228	(1,701)
Less non-current portion:
Financial instruments carried at fair value through profit or loss:
Embedded foreign exchange derivatives	—	(410)	—	—	—	—
Interest rate swaps	—	(1,239)	—	(1,337)	—	(1,701)
Non-current derivative financial instruments	—	(1,649)	—	(1,337)	—	(1,701)
Current derivative financial instruments	882	(571)	260	(29)	1,228	—

Further details of derivative financial instruments are provided in note 30.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

18                       Trade and other receivables

	Unaudited 30 September 2013 £’000	Audited 30 June 2013 £’000	Unaudited 30 September 2012 £’000
Trade receivables	15,934	39,530	43,421
Less: provision for impairment of trade receivables	(4,581)	(6,055)	(3,482)
Net trade receivables	11,353	33,475	39,939
Other receivables	3,178	85	163
Accrued income	30,976	24,621	18,309
	45,507	58,181	58,411
Prepayments	19,026	12,021	12,976
	64,533	70,202	71,387
Less: non-current portion
Trade receivables	241	1,583	1,500
Non-current trade and other receivables	241	1,583	1,500
Current trade and other receivables	64,292	68,619	69,887

Net trade receivables include transfer fees receivable from other football clubs of £2,181,000 (30 June 2013: £7,913,000; 30 September 2012: £8,345,000) of which £241,000 (30 June 2013: £1,583,000; 30 September 2012: £1,500,000) is receivable after more than one year. Net trade receivables also include £5,016,000 (30 June 2013: £15,712,000; 30 September 2012: £20,074,000) of deferred revenue that is contractually payable to the Group, but recorded in advance of the earnings process, with corresponding amounts recorded as current deferred revenue liabilities.

19                       Tax receivable

	Unaudited 30 September 2013 £’000	Audited 30 June 2013 £’000	Unaudited 30 September 2012 £’000
Current tax receivable	—	—	3,551

Current tax receivable as of 30 September 2012 included £2,500,000 relating to tax withheld at 25% of the loans made to directors during 2009 under s455 CTA 2010. The corresponding liability was paid on 1 April 2010 and was recovered upon repayment of the directors’ loans in April 2012.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

20                       Share capital

	Number of shares (thousands)	Ordinary shares £’000
At 1 July 2012	155,353	50
Issue of shares	8,333	2
Employee share-based compensation awards — issue of shares	140	—
At 30 June 2013 (audited) and 30 September 2012 (unaudited)	163,826	52
Reduction of issued share capital	(14)	—
At 30 September 2013 (unaudited)	163,812	52

The Company has two classes of ordinary shares outstanding: Class A ordinary shares and Class B ordinary shares. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting and conversion. Each Class A ordinary share is entitled to one vote per share and is not convertible into any other shares. Each Class B ordinary share is entitled to 10 votes per share and is convertible into one Class A ordinary share at any time. In addition, Class B ordinary shares will automatically convert into Class A ordinary shares upon certain transfers and other events, including upon the date when holders of all Class B ordinary shares cease to hold Class B ordinary shares representing, in the aggregate, at least 10% of the total number of Class A and Class B ordinary shares outstanding. For special resolutions (which are required for certain important matters including mergers and changes to the Company’s governing documents), which require the vote of two-thirds of the votes cast, at any time that Class B ordinary shares remain outstanding, the voting power permitted to be exercised by the holders of the Class B ordinary shares will be weighted such that the Class B ordinary shares shall represent, in the aggregate, 67% of the voting power of all shareholders.

On 10 August 2012, the Company issued 8,333,334 ordinary shares at an issue price of $14.00 per share and listed its shares on the New York Stock Exchange.

On 15 August 2012 certain directors and members of our executive management were awarded newly issued shares, pursuant to our Equity Plan, as a reward for their efforts in connection with the IPO and to align their interests with our shareholders going forward. The total number of newly issued shares awarded was 139,895 Class A ordinary shares. These shares are subject to varying vesting schedules over a three year period.

On 15 August 2013, 37,304 Class A ordinary shares previously awarded to certain directors and members of our executive management pursuant to our Equity Plan were due to vest. Of this total the equivalent of 13,152 Class A ordinary shares were settled in cash in order to match the recipient’s liability to income tax and social security contributions. The Company’s issued share capital was reduced by 13,152 Class A ordinary shares on 15 August 2013.

As of 30 September 2013, the Company’s issued share capital comprised 39,812,443 Class A ordinary shares and 124,000,000 Class B ordinary shares.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

21                                  Trade and other payables

	Unaudited 30 September 2013 £’000	Audited 30 June 2013 £’000	Unaudited 30 September 2012 £’000
Trade payables	42,339	41,681	32,783
Other payables	16,792	17,764	21,805
Accrued expenses	20,026	21,698	33,651
	79,157	81,143	88,239
Social security and other taxes	11,786	15,721	14,430
	90,943	96,864	102,669
Less: non-current portion:
Trade payables	7,291	7,667	7,213
Other payables	10,723	10,746	16,019
Non-current trade and other payables	18,014	18,413	23,232
Current trade and other payables	72,929	78,451	79,437

Trade payables include transfer fees and other associated costs in relation to the acquisition of players’ registrations of £36,848,000 (30 June 2013: £33,637,000; 30 September 2012: £29,082,000) of which £7,291,000 (30 June 2013: £7,667,000; 30 September 2012: £7,213,000) is due after more than one year.

Other payables include the deferred element of a terminated interest rate swap (related to the former secured senior facilities) of £13,671,000 (30 June 2013: £13,671,000; 30 September 2012: £18,282,000) of which £8,555,000 (30 June 2013: £8,555,000; 30 September 2012: £13,655,000) is due after more than one year. This is being repaid to the bank counterparties over 6 years from 2010 and accrues interest at an effective interest rate of 5.13%.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

22                                  Borrowings

	Unaudited 30 September 2013 £’000	Audited 30 June 2013 £’000	Unaudited 30 September 2012 £’000
Non-current:
Secured term loan facility	186,969	199,889	—
Senior secured notes	160,515	171,497	343,395
Secured bank loan	5,992	6,088	6,378
Other borrowings	—	—	4,193
	353,476	377,474	353,966
Current:
Secured term loan facility	4,794	5,125	—
Secured bank loan	386	381	364
Other borrowings	—	—	250
Accrued interest on secured term loan facility and senior secured notes	2,391	6,253	5,126
	7,571	11,759	5,740
Total borrowings	361,047	389,233	359,706

The secured term loan facility of £191,763,000 (30 June 2013: £205,014,000; 30 September 2012: £nil) comprises:

a)                 a loan of £206,004,000 (30 June 2013: £206,041,000; 30 September 2012: £nil), net of unamortized issue costs amounting to £3,186,000 (30 June 2013: £3,149,000; 30 September 2012: £nil), translated at the historic exchange rate. The outstanding principal amount of the loan is $315,700,000 (30 June 2013: $315,700,000; 30 September 2012: $nil).

b)                 £14,241,000 (30 June 2013: £1,027,000; 30 September 2012: £nil) of cumulative unrealized foreign exchange gains arising on the translation of the US dollar denominated loan, being the difference between the historic exchange rate and the period-end spot rate.

The senior secured notes of £160,515,000 (30 June 2013: £171,497,000; 30 September 2012: £343,395,000) comprise:

a)                 £160,505,000 (30 June 2013: 160,220,000; 30 September 2012: £342,872,000) of senior secured notes, net of unamortized issue discount and unamortized debt finance costs amounting to £5,707,000 (30 June 2013: £5,992,000; 30 September 2012: £14,756,000), translated at the historic exchange rate. The notes comprise principal amounts of $269,180,000 (30 June 2013: $269,180,000; 30 September 2012: $291,270,000) of US dollar denominated senior secured notes attracting a fixed coupon rate of 8.375% and £nil (30 June 2013: £nil; 30 September 2012: £177,775,000) of pounds sterling senior secured notes attracting a fixed coupon rate of 8.75%.

b)                 £10,000  (30 June 2013: £11,277,000; 30 September 2012: £523,000) of cumulative unrealized foreign exchange losses arising on the translation of the US dollar denominated senior secured notes being the difference between the historic exchange rate and the period-end spot rate.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

22                                  Borrowings (continued)

The Group has the option to redeem the senior secured notes at any time prior to their 2017 repayment date by paying a specified premium on the principal amounts redeemed dependant on the date of redemption. No senior secured notes were redeemed during the three months ended 30 September 2013. During the year ended 30 June 2013 the Group repurchased the pounds sterling equivalent of £254,500,000 (30 September 2012: £62,618,000) of senior secured notes comprising £177,775,000 (30 September 2012: £nil) of pounds sterling senior secured notes and $123,820,000 (30 September 2012: $101,730,000) of US dollar denominated senior secured notes. The consideration paid amounted to £276,477,000 (30 September 2012: £67,862,000) including a premium on repurchase of £21,977,000 (30 September 2012: £5,244,000). The premium on repurchase and consequent accelerated amortization of issue discount and debt finance costs are immediately recognized in the income statement. Repurchased senior secured notes have been retired.

The secured bank loan of £6,378,000 (30 June 2013: £6,469,000; 30 September 2012: £6,742,000) comprises £2,179,000 (30 June 2013: £2,270,000; 30 September 2012: £2,543,000) repayable in quarterly instalments through to July 2018, with the remaining balance of £4,199,000 (30 June 2013: £4,199,000; 30 September 2012: £4,199,000) being re-payable at par on 9 July 2018.

The Group also has undrawn committed borrowing facilities of £75,000,000 (30 June 2013 and 30 September 2012: £75,000,000). No drawdowns were made from these facilities during 2013 or 2012.

23                                  Deferred revenue

	Unaudited 30 September 2013 £’000	Audited 30 June 2013 £’000	Unaudited 30 September 2012 £’000
Total	184,780	163,360	157,845
Less non-current deferred revenue	(18,023)	(17,082)	(7,131)
Current deferred revenue	166,757	146,278	150,714

Revenue from commercial, broadcasting and matchday activities received in advance of the period to which it relates is treated as deferred revenue. The deferred revenue is then released to revenue in accordance with the substance of the relevant agreements or, where applicable, as matches are played. The Group receives substantial amounts of deferred revenue prior to the previous financial year end which is then released to revenue throughout the current and, where applicable, future financial years.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

24                                  Provisions

The provision relates entirely to an onerous property lease in the Republic of Ireland which contains a break clause that may be exercised in 2015. The movement in the provision was as follows:

	Unaudited 30 September 2013 £’000	Audited 30 June 2013 £’000	Unaudited 30 September 2012 £’000
At the beginning of the period	1,460	1,806	1,806
Utilised	(124)	(508)	(118)
Unwinding of discount	9	55	13
Movements on foreign exchange	(36)	107	(28)
At the end of the period	1,309	1,460	1,673
The balance comprises:
Non-current provisions	845	988	1,247
Current provisions	464	472	426
	1,309	1,460	1,673

25                                  Deferred tax

Deferred tax assets and liabilities are offset where the Group has a legally enforceable right to do so. The following is the analysis of the deferred tax balances (after offset) for financial reporting purposes:

	Unaudited 30 September 2013 £’000	Audited 30 June 2013 £’000	Unaudited 30 September 2012 £’000
US deferred tax assets	(139,434)	(145,128)	(24,589)
UK deferred tax liabilities	14,913	17,168	25,608
Net deferred tax (asset)/liabilities	(124,521)	(127,960)	1,019

The movement in the net deferred tax (asset)/liabilities are as follows:

	Unaudited 30 September 2013 £’000	Audited 30 June 2013 £’000	Unaudited 30 September 2012 £’000
At the beginning of the period	(127,960)	26,678	26,678
Credited to the income statement	(176)	(154,427)	(25,684)
Charged/(credited) to other comprehensive income	3,615	(211)	25
At the end of the period	(124,521)	(127,960)	1,019

Manchester United plc

Notes to the interim consolidated financial statements (continued)

26                        Cash generated from operations

	Unaudited three months to 30 September 2013 £’000	Unaudited three months to 30 September 2012 £’000
Loss on ordinary activities before tax	(470)	(6,064)
Depreciation charges	1,983	1,917
Amortization of players’ registrations	11,904	9,823
Profit on disposal of players’ registrations	(996)	(4,818)
Net finance costs	9,779	12,387
Equity-settled share-based payments	383	327
Fair value gains on derivative financial instruments	(160)	(111)
Reclassified from hedging reserve	(188)	—
Decrease in trade and other receivables	10	6,358
Increase in trade and other payables and deferred revenue	10,685	14,210
Decrease in provisions	(160)	(146)
Cash generated from operations	32,770	33,883

27                                  Contingencies

At 30 September 2013, the Group had no material contingent liabilities in respect of legal claims arising in the ordinary course of business (30 September 2012: none).

Manchester United plc

Notes to the interim consolidated financial statements (continued)

28                                  Commitments

28.1                        Operating lease commitments

The Group leases various premises and plant and equipment under non-cancellable operating lease agreements.

28.2                        Capital commitments

At 30 September 2013 the Group had capital commitments amounting to £4.6 million (30 June 2013: £7.9 million; 30 September 2012: £8.2 million).

28.3                        Transfer fees payable

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts, in excess of the amounts included in the cost of players’ registrations, would be payable by the Group if certain substantive performance conditions are met. These excess amounts are only recognised within the cost of players’ registrations when the Company considers that it is probable that the condition related to the payment will be achieved. For MUFC appearances, the Company estimates the probability of the player achieving the contracted number of appearances. The conditions relating to the signing of a new contract and international appearances are only considered to be probable once they have been achieved. The maximum additional amounts that could be payable is £20,416,000 (30 June 2013: £20,649,000; 30 September 2012: £20,723,000).

At 30 September 2013 the potential amount payable by type of condition and category of player was:

Type of condition	First team squad £’000	Other £’000	Total £’000
MUFC appearances/new contract	12,654	3,902	16,556
International appearances	3,700	160	3,860
	16,354	4,062	20,416

29                                  Pension arrangements

Certain employees of the Group are members of The Football League Limited Pension and Life Assurance Scheme (“the Scheme”). Accrual of benefits on a final salary basis was suspended with effect from 31 August 1999 following an actuarial review which revealed a substantial deficit. As one of 92 participating employers, the Group is unable to identify its share of the assets and liabilities of the Scheme and therefore accounts for its contributions as if they were paid to a defined contribution scheme. The Group is advised only of the additional contributions it is required to pay to make good the deficit. The Group has received confirmation that the assets and liabilities of the Scheme cannot be split between the participating employers. Full provision has been made for the additional contributions that the Group has been requested to pay to help fund the deficit as it is principally attributable to employees who have left the Group or retired. These contributions could increase in the future if one or more of the participating employers exits the Scheme.

Based on the latest actuarial valuation as at 31 August 2011, the Group has been advised that the overall deficit of the Scheme has increased to £25,700,000. The Group has agreed to make contributions of £3,839,000 over a period of ten years from September 2012. The discounted liability as at 30 September 2013 amounts to £233,000 (30 June 2013: £229,000; 30 September 2012: £217,000) due within one year and £2,167,000 (30 June 2013: £2,191,000; 30 September 2012: £2,364,000) due after more than one year and is included within other payables.

Contributions are also made to defined contribution pension arrangements and are charged to the income statement in the period in which they become payable.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

30                                  Financial risk management

30.1                        Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and cash flow risk), credit risk, and liquidity risk. The Group uses derivative financial instruments to hedge certain exposures, and has designated certain derivatives as hedges of cash flows (cash flow hedge).

The interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended 30 June 2013, as filed with the Securities and Exchange Commission on 24 October 2013, in the Company’s Annual Report on Form 20-F.

There have been no changes in risk management since the previous financial year end or in any risk management policies, except as described below.

Currency risk

On 1 July 2013 the Group started hedging the foreign exchange risk on a portion of future US dollar revenues using the Group’s US dollar borrowings as the hedging instrument. The hedge is designated as a cash flow hedge. The foreign exchange gains or losses arising on re-translation of the Group’s US dollar borrowings are now initially recognized in other comprehensive income, rather than recognized in the income statement immediately. Amounts previously recognized in other comprehensive income and accumulated in a hedging reserve are subsequently reclassified into the income statement in the same accounting period, and within the same income statement line (i.e. commercial revenue), as the underlying future US dollar revenues. The currency retranslation for the three months ended 30 September 2013 resulted in a credit to the hedging reserve of £24,482,000. The amount reclassified as a credit into the income statement in the same period was £188,000. These amounts are stated gross, before deducting related tax.

30.2                        Fair value estimation

The following table presents the assets and liabilities that are measured at fair value. The fair value hierarchy used in measuring fair value has the following levels:

•             Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

•             Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

•             Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	Unaudited 30 September 2013 £’000	Audited 30 June 2013 £’000	Unaudited 30 September 2012 £’000
Assets
Derivative financial assets designated as cash flow hedges	882	260	1,228
Liabilities
Derivative financial liabilities designated as cash flow hedges	—	(29)	—
Derivative financial liabilities at fair value through profit or loss	(2,220)	(1,337)	(1,701)
	(1,338)	(1,106)	(473)

Manchester United plc

Notes to the interim consolidated financial statements (continued)

30                                  Financial risk management (continued)

30.2                        Fair value estimation (continued)

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is categorised as Level 2. All of the derivative assets and liabilities detailed above are categorised as Level 2.

31                                 Related party transactions

The immediate parent undertaking of Manchester United plc is Red Football LLC, a company incorporated in the state of Delaware. The ultimate parent undertaking and controlling party is Red Football Limited Partnership, a limited partnership formed in the state of Nevada, United States of America whose general partner is Red Football General Partner, Inc., a corporation formed in the state of Nevada, United States of America. Red Football Limited Partnership and Red Football General Partner, Inc. are controlled by family trusts affiliated with the Glazer family.

The following transactions were carried out with related parties:

Interest in senior secured notes

Mr. Kevin Glazer, a director of the Company, and certain members of his immediate family hold an interest in the Group’s US dollar denominated senior secured notes. The principal amount of the Group’s senior secured notes held by Mr. Kevin Glazer and certain members of his immediate family at 30 September 2013 was $7.3 million (30 June 2013: $7.3 million; 30 September 2012: $10.6 million). The US dollar denominated notes attract a fixed coupon rate of 8.375%. Interest payable to Mr. Kevin Glazer and certain members of his immediate family during the period amounted to £98,000 (2012: £141,000) of which £63,000 (2012: £92,000) was accrued at the period end.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

32                                  Subsidiaries

The following companies are the principal subsidiary undertakings of the Company as of 30 September 2013:

Subsidiaries	Principal activity	Issued share capital	Description of share classes owned
Red Football Finance Limited	Finance company	USD 0.01	100% Ordinary
Red Football Holdings Limited	Holding company	GBP 150,000,001	100% Ordinary
Red Football Shareholder Limited	Holding company	GBP 99	100% Ordinary
Red Football Joint Venture Limited	Holding company	GBP 99	100% Ordinary
Red Football Limited	Holding company	GBP 99	100% Ordinary
Red Football Junior Limited	Holding company	GBP 100	100% Ordinary
Manchester United Limited	Commercial company	GBP 26,519,248	100% Ordinary
Manchester United Football Club Limited	Professional football club	GBP 1,008,546	100% Ordinary
MU Finance plc	Debt-holding company	GBP 15,000,000	100% Ordinary
Manchester United Interactive Limited	Media company	GBP 10,000	100% Ordinary
Manchester United Commercial Enterprises (Ireland) Limited	Property investment	EUR 13	100% Ordinary
Alderley Urban Investments Limited	Property investment	GBP 2	100% Ordinary
MUTV Limited	Subscription TV channel	GBP 2,400	100% Ordinary

All of the above are incorporated and operate in England and Wales, with the exception of Red Football Finance Limited which is incorporated and operates in the Cayman Islands and Manchester United Commercial Enterprises (Ireland) Limited which was incorporated and operates in Ireland.

33                        Events after the reporting date

Financial risk management — interest rate risk

Subsequent to 30 September 2013 the Group has entered into a floating to fixed interest rate swap on its $315.7 million secured term loan creating a maximum and minimum interest rate of approximately 4.1% and 2.8% respectively (subject to leverage grid) from 25 November 2013 for the remaining life of the facility.